FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

“Same stores” sales up 4.8% in March and April

São Paulo, Brazil, May 15, 2008. Grupo Pão de Açúcar [NYSE: CBD; BOVESPA: PCAR4 (PN)] has announced its sales performance for April 2008 (preliminary, unaudited results). The information presented below was calculated based on the consolidated figures in Brazilian Reais according to the Corporate Legislation.

Gross sales totaled R$1,588.1 million in April 2008, up 6.1%, while net sales grew by 8.7%, totaling R$1,372.4 million.

As expected, sales performance in March and April was impacted by seasonality given that, in 2008, Easter took place in March, while in 2007, it was in April. In view of this, “same store” sales figure was calculated taking the two-month period (March and April) into account.

Thus, “same store” gross sales in the two-month period had a 4.8% increase, while net sales grew by 6.2% . In April, sales were impacted by the calendar effect and recorded a decrease in gross and net terms of 4.6% and 2.2%, respectively. According to our estimates, the calendar effect (Easter) represented an impact of 700 to 800 basis points. In the four-month period, in the “same store” concept, gross sales grew by 5.0% and net sales climbed 6.0% .

Food product sales grew by 2.8% in the “same store” concept in March and April. In the same period, non-food product sales recorded a positive performance of 10.9% in “same store” terms, driven by the electronic (“Mundo Entretenimento”) and general merchandise (“Mundo Casa”) sub-categories.

Note: "Same store" sales include stores in operation for at least 12 months.

As of November 2007 the "total sales" concept includes by the Assai stores.
GRUPO PÃO DE AÇÚCAR

Statements included in this report regarding the Company’s business prospects, the outlook for operating and financial results, and referring to the Company’s growth potential are merely projections and were based on Management’s expectations regarding the Company’s future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets and are, therefore, subject to change.
Daniela Sabbag
Investor Relations
Phone: +55 (11) 3886-0421
Fax: +55 (11) 3884-2677
E-mail: gpa.ri@grupopaodeacucar.com.br
website: www.gpari.com.br/eng

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 15, 2008	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Administrative Director
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.